
hugs intl.
Building the Future of International Student Housing

Russell Leong · 3rd

Co-Founder & COO @ HUGS | Connecting International Students with Housing that Understands Them

San Diego, California, United States · Contact info

500+ connections

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HUGS

University of California San Diego

Experience

HUGS
6 mos

Co-Founder & COO
Full-time
Jun 2021 – Present · 4 mos
San Diego, California, United States

Currently leading operations at HUGS, a startup dedicated to building a future where we connect international students with housing that understands them.

Areas of Focus: Monetization, Fundraising, GTM Strategy, Partnership Development, Customer Acquisition & Success, Product Strategy & Operations, Talent Acquisition

•Accepted into Hubspot ELEVATE 2021 Accelerator Program

VP of Strategy & Operations
Apr 2021 – Jun 2021 · 3 mos
San Diego, California, United States

Strategy & Operations Mentee - Cohort X
Skillful
Jun 2021 – Jul 2021 · 2 mos

Skillful is a skills-based mentorship program that teaches top talent the skills and industry fundamentals used by strategy & operations teams at high-growth tech companies.

Sizigi
9 mos

Strategy & Operations Associate, Program Lead
Part-time
Aug 2020 – Jan 2021 · 6 mos
San Diego, California, United States

Financial & Operations Analyst Intern
Internship
May 2020 – Aug 2020 · 4 mos
San Diego, California, United States

in helped me get this job

Director of Career Development
Triton LinkedIn Group
Dec 2019 – Aug 2020 · 9 mos
Greater San Diego Area

Triton LinkedIn Group is a student-run organization dedicated to making students more employable on LinkedIn through hosting live workshops, events, and "Rock Your Profile" sessions.

...see more



Triton LinkedIn Group: Rock your profile

Equity Research Intern
Mandiri Sekuritas · Internship
Jul 2019 – Sep 2019 · 3 mos
Jakarta Metropolitan Area

Mandiri Sekuritas is one of Indonesia's leading Investment banks and has over USD 4.4 Billion AUM. As an Equity Research intern, I worked closely with the sales/Investment banking

departments to support the Equity Analysts to compile investment newsletter reports for institutional clients.

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Education

University of California San Diego
Bachelor of Arts - BA, , Economics
2018 – 2020
Activities and Societies: Delta Sigma Pi: Professional Business Fraternity, Lumnus Consulting Club, Triton LinkedIn Group, TLG DEI Externship Program, UCSD Career Center

Graduated from the University of California, San Diego, major in Economics; Class of 2020

UCSD's major in Economics is a quantitative course with an emphasis on tools of economic analysis and their applications to contemporary problems and government policies. Students learn how to apply formal methods used by statisticians to analyze real-world data and to set up optimization models used to tackle consumer, producer, and market theories.
• 2x Provost Honors

Relevant Coursework:
• Econometrics
• Linear Algebra
• Statistics
• Project Management
• Product Marketing & Management
• Calculus and Analytical Geometry

De Anza College
Associate's degree, Business Administration and Management, General
2017 – 2018
Activities and Societies: DECA Business Club, De Anza Job Fair Committee

Transferred from Business Administration major at De Anza to the University of California, San Diego to pursue a Bachelor of Arts in Economics with a minor in Business.

The Business Department at De Anza College is one of the nation's leading two-year business programs, with courses, degrees, and certificates that provide you with the competitive edge to excel in your career, transfer to a four-year university, or manage your own business.
• GPA: 3.86
• Dean's Honors List
• Summa Cum Laude

Licenses & certifications

Private Equity and Venture Capital
Università Bocconi
Issued Jun 2021 · No Expiration Date
Credential ID LY33VFTJYQPE

See credential

Advanced Lead Generation
LinkedIn
Issued Apr 2021 · No Expiration Date

Agile Foundations
LinkedIn
Issued Apr 2021 · No Expiration Date

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Volunteer experience

Sr. Linked[In] Champion
LinkedIn
Oct 2019 – Apr 2021 • 1 yr 7 mos

LinkedIn Learning Champions are a diverse group of approachable, on-campus leaders who take charge of their learning journey and inspire others to do the same. Through this program, students leverage their passions to drive initiatives resulting in an expansive network both on and off-campus, tangible experiential learning opportunities, and an impressive portfolio that sets each Champion up for future success both academically and professionally.

• Founded on-campus student organization: Triton LinkedIn Group dedicated to empowering students by leveraging professional networks.
• Amplified awareness for LinkedIn by setting up booths at student career fairs, hosting "Rock your Profile" sessions and recruiting new student Linked[In] Champions.

Guest Speaker I Panelist
De Anza College
Jun 2020 • 1 mo
Education

As an alumnus of De Anza College, I was invited to Professor Manisha Karia's Introduction to

Business course as a guest speaker to talk about transferring to Universities, professional development, and motivational speaking.

•Spoke to a class of 25 Students
•Networked with students afterwards on LinkedIn
•Connected students with professional network

December Nights
Japanese Friendship Garden Society of San Diego
Dec 2019 • 1 mo
Arts and Culture

December Nights is celebrating its 42nd anniversary this year. Held the first Friday and Saturday each December, the event was originally founded when ten Balboa Park cultural organizations hosted the first celebration. That year, 3,000 San Diegans gathered to be a part of the occasion, and it has been a treasured event ever since.

•Organized team of 7 Volunteers for the December Nights Festival
•Ushered lines for food at the Japanese Friendship Garden
•Served as tour guides for the public at the premises

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Skills & endorsements

Leadership · 28

Endorsed by **Stephanie Nuesi and 5 others who are highly skilled at this**

Endorsed by **6 of Russell's colleagues at Sizigi**

Venture Capital · 1

Linda N. has given an endorsement for this skill

Strategy · 1

Linda N. has given an endorsement for this skill

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Recommendations

Received (3) Given (4)

Tony Malz, CFA
Founder & CEO of Sizigi | Building the Best Digital Platform for Job Seekers
November 2, 2020, Tony managed Russell directly

Russel was a Finance and Strategy & Operations intern at Sizigi during the summer and fall of 2020. Russell immediately took the initiative of driving our business operations covering customer acquisition, social awareness, business development and content creation. He developed strategic partn... See more

Ryan Zervakos
Spreading the LinkedIn message to anyone who will listen.
July 9, 2020, Ryan managed Russell directly

I would like to recommend Russell for leadership the LinkedIn Student Champion program. As the lead for this program, I have become acquainted with Russell in his various and wide-ranging roles and contributions across the campus of UC San Diego. Russell exceeded my expectations and made a signi... See more

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Accomplishments

3 **Languages**
Chinese • English • Indonesian

2 **Organizations**
Delta Sigma Pi • DECA De Anza

Interests

Venture Capital: Funds, Growth Capital
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Finance Plus: Private Equity, Venture Ca
546,582 members

Tony Robbins
#1 New York Times best-selling author, life and
6,820,393 followers

See all